EXHIBIT 99.1

Tanzanian Royalty Announces the Immediate Start of Major Drilling Program

TORONTO, Jan. 10, 2019 (GLOBE NEWSWIRE) -- Tanzanian Royalty Exploration Corporation's (TSX:TNX)(NYSE MKT:TRX) (the "Company') Board of Directors is pleased to announce the selection of Stamico, and Coreworthy to complete Phase One of our planned Three-Phase Drill Program. Total meters to be drilled in all Phases is expected to amount to approximately 30,000. The Three-Phase Drill Program is being planned and directed by Ulrich Rath, Chair of our Technical Committee.

1) Phase One will be approximately 4,500m of infill drilling designed to upgrade existing inferred ounces within the proposed open pit and to begin testing of the deep contact below the open pit. 2) Phase Two will continue to delineate and test the continuity and extent of the deep contact; and 3) Phase Three work will be based upon information received from Phases One and Two.

This Three-Phased drilling program has been designed to add significant overall value, as well as to improve the already robust economics of the Buckreef Project. “We already know Buckreef is a great mine and it will be prosperous. The drilling of the deep contact will reveal if we have a world class mine along the lines of Bulyanhulu. We are excited,” said James E. Sinclair, Executive Chairman.

Funding requirements for the drill program are budgeted per Phase. The Company is raising capital for Phases Two and Three. Use of funds will be strictly limited to authorized, approved and necessary expenses. The company does not require large financing. The results will drive future development, demonstrate value added improvements in project economics and gain critical insight into the potential underground resource which makes this program extremely accretive in nature.

The Company has complied with the bidder pre-qualification process as required by the 2018 Tanzanian local content regulations, and has tendered Requests for Proposal (RFP’s) to qualified drilling contractors. With this selection of the contractors by the Board of Directors, Parts B and C of the 2018 local content regulations can be completed and submitted. After approval by the Mining Commission, Phase One of the program can proceed. Planned mobilization by both contractors to the site will be on or before January 25, 2019. The proposed work is to take approximately 45 days to complete. Delays to the start of this timeline, if any, would be attributable to additional requirements by the Mining Commission.

Additional information on the Buckreef Project can be found in the June 26, 2018 report. Tanzanian Royalty Exploration (TRX), the Operator of Buckreef Gold Company (BGC), released a Canadian NI 43-101 Pre-Feasibility report by Virimai Projects (Virimai) on the Buckreef Project. Copies of this report can be found on the company website www.tanzanianroyalty.com, as well as on SEDAR. This report is an independent mine design and costing Pre-Feasibility Study (PFS) of the Buckreef Gold Mine Project located in the Lake Victoria Goldfields, Geita District, in North Central Tanzania.

In the Canadian NI 43-101 report Virimai recommended an infill drilling program. This critical first Phase itself has two purposes. Within the currently conceived open pit, this program will upgrade the mineable ounces, moving as much as possible of the current inferred resources to the measured and indicated categories and move some indicated resources to measured resources. Most importantly, high priority will be given to conduct drilling to confirm the previously known strong intersections and grades from deep holes and begin to test the deposit at depth and for potential as an underground mine.

“These next few months will be an exciting time for the company. Our team has done an outstanding job planning this program. We are drilling into a known asset and are able to specifically target the holes on the infill drilling, allowing an easy upgrade of the mineable ounces.  While that work will be extremely accretive to the Buckreef Project, the Company is especially interested to see the results from the deep contact. Mr. Sinclair was the founder of the Bulyanhulu mine. He has done this before. By all appearances he is doing it again,” said Jeffrey Duval, Acting CEO.

A perspective and cross section of the work follows this narrative.

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair
Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tanzaninaroyalty.com, 860-248-0999, or visit the Company website at www.tanzanianroyalty.com.

Our proposed first Phase of the Drill Program will consist of 29 reverse circulation (RC) holes with a total of 4463 meters of drilling. Shown below is a perspective view of the planned In-fill holes face SSE.

Diagram 1: http://www.globenewswire.com/NewsRoom/AttachmentNg/9366413c-6469-49e1-abb2-a8058c6f91fa

Shown below, for illustrative purposes, is a cross-section of the open pit facing NE that shows the various 43-101 compliant categories of in-pit resources, as well as existing holes (black) and proposed new holes (red). The deep contact drilling will extend below the bottom of the open pit.

Diagram 2: http://www.globenewswire.com/NewsRoom/AttachmentNg/516ce349-f38c-455b-ad65-4496f46c9e39

Cautionary Note Regarding Forward-looking Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, the Positive Feasibility Study on Buckreef, the timing and the results of the proposed drilling program.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or  information  will  prove  to  be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Form 20-F Annual Report dated November 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources
The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company's reports, including the Form 20-F Annual Report dated November 29, 2018 and technical reports filed under the Company's name at our website at: www.TanzanianRoyaltyExploration.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Note to U.S. Investors. While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.

CONNECTICUT OFFICE:
PO Box 577
Sherman, CT
U.S.A.   06784
Fax: (860) 799-0350
investors@TanzanianRoyalty.com

TORONTO OFFICE:
82 Richmond Street East
Suite 208
Toronto, Ontario M5C 1P1
Toll Free (844) 364-1830
www.TanzanianRoyaltyExploration.com